EXHIBIT (c)(3)(3)
UPDATED VALUATION ANALYSIS

Exhibit (c)(3)(3)
EUPA International Corporation Valuation Update of as of May 11, 2006

Duff & Phelps has been retained by the Special Committee of the Board of Directors of EUPA International Corporation, as financial advisor to the Special Committee in connection with a potential going-private transaction. In connection with our engagement, we have previously provided the Special Committee with a written valuation report, dated as of November 11, 2005 (the "Prior Report") with respect to the common stock of EUPA. This report constitutes an update to the Prior Report, which is incorporated herein by reference. Introduction

Since the date of the Prior Report, we have taken the following actions: Reviewed the Company's amended annual report on Form 10-KSB for the fiscal year ended December 31, 2004; Reviewed the Company's annual report on Form 10-KSB for the fiscal year ended December 31, 2005; Reviewed the Company's amended quarterly reports on Form 10-QSB for the fiscal quarters ended March 31, June 30, and September 30, 2005; Reviewed the Company's financial statements, including its unaudited balance sheets as of December 31, 2005 and March 31, 2006 and its unaudited statements of income and cash flow for the periods then ended; Incorporated the Company's full year 2005 and first quarter 2006 financial results into our analysis; Reviewed the updated real estate appraisal prepared by Anchor Pacific Company, and dated as of February 4, 2006 regarding certain real property owned by EUPA; Held discussions with Victor Yang, sole member of the Special Committee; Received a written representation from the Company's Chief Executive Officer stating that there have been no material changes in the business, operations, prospects, or financial condition of the Company since the date of the Prior Report; and Engaged in such additional inquiries, studies and analyses as we deemed necessary or appropriate under the circumstances. Due Diligence

We have also reviewed the Prior Report and associated analysis in general and as they specifically relate to certain patents held by the Company (the "Patents"). In connection with its review of the Company's Patent portfolio, we have had discussions with the Company's advisors with respect to the Fiduciary and Patent Administration Agreement (the "Agreement") between TKE and TK USA and also with respect to the treatment of the Patents. Based on our review and discussions, Duff & Phelps has concluded that its prior interpretation of the Agreement was not consistent with the manner in which EUPA and TKE have historically treated the ownership and use of the Patents. Our Prior Report assumed that the Patents were held by EUPA and/or TK USA solely as nominee, with TKE retaining all beneficial rights to their use. However, we understand that both EUPA and TKE consider EUPA to be the sole owner of the Patents, along with all of the rights attendant to such ownership. Thus, while our Prior Report attributed no separate value to the Patents as assets of EUPA, our updated analysis is intended to reflect any value that EUPA derives from its ownership of these assets. We have received certain information from the Company with respect to annual sales generated by TKE and its subsidiaries and affiliates from products that incorporate the designs and technologies reflected in the Patents, and prepared an analysis of the potential value of the Patents to EUPA. Analysis of Patents

Based on our review and analysis, we have reached the following conclusions: The Patent Management Fee that is built into the Company's projected income stream - as used in our discounted cash flow and comparable company analyses - reasonably represents the royalty stream that the Company might earn if it were to license the Patents to TKE and its affiliates on an arm's length basis. Because the Company's projections include a reasonable income stream associated with the Patents, and because Duff & Phelps' valuation of the Company's operations is based upon that income stream, the concluded enterprise value adequately incorporates the value of the Patents. Our prior liquidation analysis did not include the value of the Patents, and therefore required adjustment to reflect such value. Based upon: (1) TKE's related product sales, (2) a selected range of market royalty rates, and (3) certain assumptions as to the rate of sales declines from existing products incorporating the Patents, we have included a valuation range from approximately $10,000 to $219,000 for the Patents. Analysis of Patents (2)

The primary components of EUPA's shareholder value as reflected in the Prior Report are the Company's cash balances and the value of its real property holdings in Pasadena, California. Since the date of the Prior Report, there have been changes in the values of each of these components, and the primary purpose of this analysis is to reflect the updated values of EUPA's cash and real property. In addition, EUPA's accounts receivable from related parties has increased significantly, and we have included incremental value in this updated analysis to account for excess accounts receivable. The table below illustrates the changes in these primary components of value between the dates of the two analyses: Valuation Summary

In the Prior Report, Duff & Phelps also determined a range of total value for EUPA's operations - from approximately $175,000 to $384,000. Based on our review of the Prior Report and the information received and analyses performed as described above, it is Duff & Phelps' opinion that there has been no material change in the estimated value of EUPA's operations since the date of the Prior Report. The table below summarizes the indicated range of total equity values and per share values that resulted from each valuation methodology under the updated analysis: Valuation Summary (2)

The table below summarizes the range of total equity values and per share values that resulted from Duff & Phelps' discounted cash flow analysis: Discounted Cash Flow Analysis

Market Approach The table below summarizes the range of total equity values and per share values that resulted from Duff & Phelps' comparable public company analysis:

The table below summarizes our updated liquidation analysis: Liquidation Analysis

EUPA International Corporation One-Year Daily Stock Trading - Price and Volume May 11, 2005 through May 11, 2006 Trading Price & Volume